UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Strategic Environmental & Energy Resources, Inc.

(Exact name of registrant as specified in its charter)

Nevada		02-0565834
(State or other jurisdiction of Incorporation or organization)	(Commission File No.)	(IRS Employee Identification Number)

7801 Brighton Road
Commerce City, Colorado 80022
(Address of Principal Executive Office)

303-295-6297
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

COMMON STOCK, $.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerate filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

PART I

ITEM 1.  BUSINESS

Overview

Strategic Environmental & Energy Resources, Inc. ("the Company" or "SEER") was established as a publicly traded company in early 2008 through a reverse merger.  SEER is dedicated to assembling complementary service and product businesses that provide safe, innovative, cost effective, and profitable solutions in the oil & gas, environmental, waste management and renewable energy industries.  SEER currently operates four companies with three offices in the western and mid-western U.S.  Through these operating companies, SEER provides products and services throughout the U.S. and has licensed and owned technologies with many customer installations throughout the U.S.  Each of the four operating companies is discussed in more detail below.

The Company’s domestic strategy is to grow internally through SEER’s existing customer base and subsidiaries that have well established revenue streams and, simultaneously, establish long-term alliances with and/or acquire complementary domestic businesses in rapidly growing markets for environmental, water treatment and oil & gas services.  At the same time, SEER intends to increase sales of new and patent-pending technologies into the growing markets of vapor/emission capture and control, renewable “green gas” capture and sale, Compressed Natural Gas ("CNG") fuel generation for fleet use, as well as medical and pharmaceutical waste destruction.  Many of SEER’s current operating companies share customer bases and each provides truly synergistic services and products.

The company now owns and manages four operating entities.

  Subsidiaries

REGS, LLC d/b/s Resource Environmental Group Services ("REGS"): (operating since 1994) provides general industrial cleaning services and waste management into many industry sectors but focuses on oil & gas production (upstream) (particularly water treatment services in the oil & gas fields) and refineries (downstream), but also services other sectors such as hospitals, universities and state/federal agencies.

Tactical Cleaning Company, LLC ("TCC"):  (operating since 2005) provides cleaning services to the tanker rail car industry with offices in two states and a focus on both food-grade and petroleum based products, i.e., fuel oil and asphalt.

MV, LLC ("MV"): (operating since 2003) MV is an engineering/technology oriented company that designs and sells odor, vapor, and emission control systems for use in oil and gas production, refining, and biogas conversion in agricultural, food and beverage and landfill applications.

Paragon Waste Solutions, LLC ("PWS"): (formed late 2010) PWS is a recently-formed operating company that is expected to deliver during the third quarter of 2013, the initial prototype unit intended to demonstrate its patent-pending technology based on a “cold plasma” oxidation process.  PWS believes that this CoronaLux™ Technology, designed and intended for the “clean” destruction of hazardous chemical and biological waste (i.e., hospital “red bag” waste) should eliminate the need for costly segregation, transportation, incineration or landfill (with their associated legacy liabilities). PWS is a 54% owned subsidiary.

Benefuels, LLC ("BeneFuels"): (formed February 2012) owned 90% by SEER is a newly formed division created  to focus specifically on treating biogas for conversion to pipeline quality gas and/or CNG for fleet vehicles. BeneFuels had no operations as of May 10, 2013.

Industry

SEER, with its diverse services, technologies, and environmental solution offerings, participates in the worldwide markets of industrial cleaning, environmental compliance, renewable energy and waste minimization/management markets.  There are ever-increasing regulations and statutory programs, state, federal and local, create and mandate the need for waste minimization and proper handling, storage, treatment and disposal of virtually all types of waste.  These rules and regulations are increasingly governing air emissions and vapor control in virtually all types of industries.

The industrial waste management industry in North America was shaped first by the Resource Conservation and Recovery Act of 1976 (RCRA), which requires waste generators to, among other things, store and dispose of hazardous waste in accordance with specific regulations.  Subsequent to the RCRA, growing national awareness of environmental issues, coupled with corporate and institutional awareness of environmental liabilities, have contributed to the growth of the industry and associated governing legislation on the state and federal levels.

Today, collection and disposal of solid and hazardous wastes are subject to local, state, and federal requirements and controls that regulate health, safety, the environment, zoning and land-use.  Included in these regulations is the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), of the United States.  CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release of hazardous materials.

The enactment of the federal Clean Air Act of 1970 (CAA) resulted in a major shift in the federal government's role in air pollution control. This legislation authorized the development of comprehensive federal and state regulations to limit emissions from both stationary (industrial) sources and mobile sources.  The Act has been amended and expanded in scope many time since its enactment and remains a major consideration for safely and responsibly conducting business in the U.S.

These and countless other similar regulatory programs mandate the need for environmental and industrial cleaning services and technologies such as those offered by SEER and its companies.

There are substantial barriers to entry in the waste management industry, including the high degree of expertise and training required, regulatory compliance, insurance, and licensing costs and procedures, strict federal, state, provincial and local permitting and oversight processes, and significant capital costs of equipment and qualified personnel.

Business Strategy

SEER’s growth to date has been fueled by a combination of vertical integration, acquisitions, and organic growth.  SEER acquired REGS, Tactical, and MV as wholly-owned subsidiaries.  We intend to continue pursuing an aggressive strategy of acquisitive and organic growth while expanding our geographic footprint into other regions of the United States and possibly into foreign markets.  Potential acquisitions may include businesses that are complementary to our core businesses or companies that provide a similar set of services in regions where the Company does not currently have operations.

Through recently-formed, long-term contractual relationships with partners in the up-stream oil & gas production sector, SEER will pursue new sources of service revenue, particularly in the treatment of “frac” and produced water (production and flowback water from drilling and hydraulic fracturing operations) at water treatment facilities in some of the most productive oil & gas fields in the country.

Upon full development of certain of our patent-pending technologies, we intend to explore license relationships with larger, established companies to generate sustainable, revenue streams from both domestic and international applications.

Intellectual Property

REGS pioneered the development and use of a unique non-human-entry cleaning system – the Mobile Powered Cleaning Unit (MPCU) – a highly mobile, self-contained system that utilizes robotic tank-cleaning devices. The MPCU offers a safer, more efficient and more cost effective tank cleaning option for refineries and all other large-tank industries.  In addition to eliminating the risks associated with personnel entering tanks to clean hazardous waste, the MPCU is a versatile device that is effective with almost all commodities, cleaning solutions, tank sizes and configurations.  Additionally, the MPCU is effective in extremely hot weather conditions when personnel entry is unsafe.

MV recently was issued a patent related to “Oil-Gas Vapor Collection, Storage, and Recovery System, etc.” Patent No. US 8,206,124 B1.  MV is in the process of expanding the scope and number of claims of this issued patent and has other pending applications arising out of and related to its odor control, vapor recovery, and renewable energy systems.

In 2013, PWS filed extensive provisional and non-provisional applications arising out of and related to its waste disposal technology involving a pyrolitic first phase and a “cold  plasma” second phase system referred to “plasma light,” or CoronaLux™ technology.

Competition

The industrial services industry is highly competitive.  Our competitors vary in size, geographical coverage and by the mix of services they offer.  Our larger competitors include Philip Services, Clean Harbors, and Veolia Environmental Services.  Additionally, we compete with a number of small and medium size companies.  In the face of this competition we have been effective in growing our revenue due to the wide range of services we offer, a competitive pricing structure, our innovative and proprietary/patent pending technologies, a reputation for reliability, built over the nearly 20 years of business operations and the care we take in each customer project.

In all its businesses, the Company currently holds very small parts of very large and growing markets.  MV competes by providing superior H2S “scrubbing” solutions that result in more cost efficient removal of H2S from process gas streams, with markedly lower cost media change out.  REGS and Tactical Cleaning Company compete by offering superior customer response and lower total cost of service.  PWS plans to compete by offering a unique on-site, on-demand waste destruction solution, eliminating the need for waste segregation, transportation, incineration, autoclaving and/or landfilling; in turn, eliminating all of the associated costs and legacy liabilities associated with current options for medical waste handling.  We believe that the patent-pending CoronaLux™ technology results in a radically superior option in the medical waste management sector and ultimate emissions cleaner than other solutions available in the market.

Environmental Matters and Regulation

Significant federal environmental laws affecting us are the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund Act”, the Clean Air Act, the Clean Water Act, and the Toxic Substances Control Act (“TSCA”).

RCRA. RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the U.S. Environmental Protection Agency (the “EPA”) has established a comprehensive “cradle-to-grave” system for the management of a wide range of materials identified as hazardous or solid waste. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA have been delegated authority by the EPA to administer their facility permitting programs in lieu of the EPA's program.  Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from the EPA or an authorized state agency, unless a specific exemption exists, and must comply with certain operating requirements.

The Superfund Act.  The Superfund Act is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties.  It also provides for immediate response and removal actions coordinated by the EPA, of the release of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. The statute provides for strict, and in certain cases, joint and several liability for these responses and other related costs, and for liability for the cost of damages to natural resources, to the parties involved in the generation, transportation and disposal of such hazardous substances. Under the statute, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment.

The Clean Air Act.  The Clean Air Act was passed by Congress to control the emissions of pollutants into the air and requires permits to be obtained for certain sources of toxic air pollutants such as vinyl chloride, or criteria pollutants, such as carbon monoxide. In 1990, Congress amended the Clean Air Act to require further reductions of air pollutants with specific targets for non-attainment areas in order to meet certain ambient air quality standards. These amendments also require the EPA to promulgate regulations, which (i) control emissions of 189 hazardous air pollutants; (ii) create uniform operating permits for major industrial facilities similar to RCRA operating permits; (iii) mandate the phase-out of ozone depleting chemicals; and (iv) provide for enhanced enforcement.

Clean Water Act.  This legislation prohibits discharges into the waters of the United States without governmental authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities.

Toxic Substances Control Act.  TSCA established a national program for the management of substances classified as PCBs, which include waste PCBs as well as RCRA wastes contaminated with PCBs.  We conduct field services (remediation) activities that are regulated under provisions of the TSCA.

Other Federal Laws.  In addition to regulations specifically directed at the transportation, storage, and disposal facilities, there are a number of regulations that may "pass-through" to the facilities based on the acceptance of regulated waste from affected client facilities. Each facility that accepts affected waste must comply with the regulations for that waste, facility or industry.  In our transportation operations, we are regulated by the U.S. Department of Transportation, the Federal Railroad Administration, the Federal Aviation Administration and the U.S. Coast Guard, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass.  Health and safety standards under the Occupational Safety and Health Act, or "OSHA", are applicable to all of our operations.

Pursuant to the EPA's authorization of their RCRA equivalent programs, a number of states have regulatory programs governing the operations and permitting of hazardous waste facilities.  Our facilities are regulated pursuant to state statutes, including those addressing clean water and clean air.  Our facilities are also subject to local siting, zoning and land use restrictions. Although our facilities occasionally have been cited for regulatory violations, we believe we are in substantial compliance with all federal, state and local laws regulating our business.

Insurance

To cover potential risks associated with the variety of services that the operating companies provide, we maintain adequate insurance coverages, including:  1) Casualty Insurance providing coverage for Commercial General Liability, Automotive Liability and Professional Liability Insurance in the amounts of $1 million each, respectively, per year;  2) Contractor’s Pollution Liability Insurance, which has limits of $1 million per occurrence and $1 million in the aggregate; 3) Transportation Liability Insurance with a $1 million per occurrence; and, 4) An Excess Umbrella Liability Policy of $4 million per occurrence and $4 million aggregate limit overall.

Health, Safety and Compliance

Preserving the health and safety of our employees and the communities in which we operate, as well as remaining in compliance with local, state and federal rules and regulations are the highest priorities for us and our companies.  We strive to maintain the highest professional standards in our compliance and health and safety activities.  To achieve this objective, we have an in-house, full-time, health & safety officer and emphasize comprehensive training programs for new employees as well as ongoing mandatory refresher programs, and safety bonus programs for existing employees. These programs are administered at both the corporate and field levels on a daily basis.  Our efforts to ensure the health and safety of employees have been formally recognized by our customers as well as by the Colorado Department of Labor and Employment.

Research and Development

During the year 2011, the Company spent $2,000 in research and development, increasing that spending to $416,000 in 2012 to develop its medical waste management technology in its Paragon subsidiary.

Employees

As of December 31, 2012, we employed approximately 63 non-union and salaried employees.   Use of part time and day laborers varies depending on current job requirements.

Public Information

Persons interested in obtaining information on the Company may read and copy any materials that we file with the Commission at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m.  The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

ITEM 1A - RISK FACTORS

An investment in our securities involves certain risk factors, including those described below.  Investors should carefully consider these risk factors along with information included or referred to in this report as well as other SEC filings before investing in our securities.

Risks Relating to Our Business

Our substantial level of indebtedness could adversely affect our financial condition and ability to fulfill our obligations.

As of December 31, 2012, the Company had approximately $791,700 in notes payable and capitalized lease obligations; federal withholding tax liability, including interest and penalties of $1,080,800, trade accounts payable of $1,323,300, billings in excess of revenue on uncompleted projects of $327,400, and $499,700 in accrued liabilities. Our level of indebtedness may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate purposes; result in a default under the financial and operating covenants contained in our debt instruments; and make us more vulnerable to an economic downturn that our competitors with less debt. If we are unable to generate sufficient cash flow from operations in the future to service our debt and fee obligations, we may be required to refinance all or a portion of our existing debt and letter of credit facilities, or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

Our business and results of operations would be adversely affected if we are unable to secure reasonably priced insurance that is required for our operations.

Because our business sometimes involves the handling and disposal of hazardous materials, we are required to maintain insurance coverage that can be expensive.  Our ability to continue conducting business could be adversely affected if we should become unable to secure sufficient insurance coverage, surety bonds and financial assurances at reasonable cost to meet our business and regulatory requirements. The availability of insurance could be affected by factors outside of our control as well as the insurers' or sureties' assessment of our risk.

The environmental services industry in which we participate is subject to significant economic and business risks.

Our future operating results may be affected by such factors as our ability to win new business and remain competitive in the face of price competition from competitors who are often larger and better capitalized than us; maintain and/or build market share in an industry that has experienced downsizing and consolidation; reduce costs without negatively impacting operations; minimize downtime and disruptions of operations; weather economic downturns or recessionary conditions.

A significant portion of our business is derived as a result of events and circumstances over which we have no control.

Certain services that we provide are impacted by events such as accidental spills of hazardous materials, increasingly stringent environmental regulations governing hazardous waste handling, and seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities.  We do not control such factors and, as a result, our revenue and income can vary significantly from quarter to quarter and from year to year.  Prior financial performance for certain periods may not be a reliable indicator of future performance for comparable periods in subsequent years.

Seasonality makes it harder for us to manage our business and for investors to evaluate our performance.

Our operations may be affected by seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' needs for remedial and other services that we provide.  This seasonality in our business makes it harder for us to manage our business and for investors to evaluate our performance.

Because our quarterly and annual operating results are difficult to predict and may fluctuate, the market price for our stock may be volatile.

Our operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future.  Fluctuations in operating results may result in volatility of the price of our common stock.  These quarterly and annual fluctuations may result from a number of factors, including the size of new contracts and when we are able to recognize the related revenue; our rate of progress under our contracts; the timing of customer and market acceptance of our products and service offerings; budgeting cycles of our customers; the mix of products and services sold; changes in demand for our products and services; level and timing of expenses for product development and sales, general and administrative expenses; competition; changes in our strategy; general economic conditions.

Personnel costs are a significant component of our budgeted expense levels and, therefore, our expenses are, to a degree, variable based upon our expectations regarding future revenue.  Our revenue is difficult to forecast because the market for our products and services is rapidly changing, and our sales cycle and the size and timing of significant contracts varies substantially among customers. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue.  Any significant shortfall from anticipated levels of demand for our products and services could adversely affect our business, financial condition, results of operations and cash flows.

Based on these factors, we believe our future quarterly and annual operating results may vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be. Furthermore, we believe that in future reporting periods if our operating results fall below the expectations of public market analysts or investors, it is possible that the market price of our common stock could go down.

Our results of operations could be negatively impacted if we are unable to manage our liquidity.

Our cash forecast indicates that we will have sufficient liquidity to cover anticipated operating costs as well as debt service payments for at least the next twelve months, but this could be negatively impacted if we are unable to invoice and collect from our customers in a timely manner, if our revenue levels fall below forecast, or expenses exceed what we projected, or an unexpected adverse event, or combination of events occurs.  Therefore, if the timing of cash generated from operations is insufficient to satisfy our liquidity requirements, we may require access to additional funds to support our business objectives through another debt restructuring, a credit facility or possibly the issuance of additional equity.  Additional financing may not be available at all or, if available, may not be obtainable on terms that are favorable to us and not dilutive.

We depend on a limited number of significant customers for a substantial portion of our revenues, and the loss of one or more of these customers could adversely affect our business.

In the past, and currently, we earn a significant portion of our revenue from a relatively small number of customers.  Although this has been mitigated somewhat by the expansion of our product, service and customer base through expansion into broader markets, the loss of any significant customer, delays in delivery or acceptance of any of our products by a customer, delays in the performance of services for a customer, or delays in collection of customer receivables could harm our business and operating results.

Our business depends largely on our ability to attract and retain talented employees.

Our ability to manage future expansion, if any, effectively will require us to attract, train, motivate and manage new employees successfully, to integrate new management and employees into our overall operations and to continue to improve our operations, financial and management systems.  We may not be able to retain personnel or to hire additional personnel on a timely basis, if at all.  Because of the complexity and training required in certain of our services, a significant time lag exists between the hiring date of technical and sales personnel and the time when they become fully productive.  Our failure to retain personnel or to hire qualified personnel on a timely basis could adversely affect our business by impacting our ability to service certain customers and to secure new contracts.

We are subject to extensive environmental regulations that may increase our costs and potential liabilities.

The operations of all companies in the environmental services industry are subject to federal, state, provincial and local environmental requirements.  Although increasing environmental regulation often presents new business opportunities for us, it also results in increased operating and compliance costs.  Efforts to conduct our operations in compliance with all applicable laws and regulations, including environmental rules and regulations, require programs to promote compliance, such as training employees and customers, purchasing health and safety equipment, and in some cases hiring outside consultants. Even with these programs, we and other companies in the environmental services industry are faced with governmental enforcement proceedings, which can result in fines or other sanctions and require expenditures for remedial work on waste management facilities and contaminated sites.  Certain of these laws impose strict and, under certain circumstances, joint and several liability for cleanup of releases of regulated materials, and also liability for related natural resource damages.

At some time in the future we may be required to pay fines or penalties due to regulatory enforcement proceedings and such fines or penalties could have a negative impact on our earnings.  Additionally, regulatory authorities have the power to suspend or revoke permits or licenses needed for our operations, which may affect our customers’ willingness to do business with us and/or out ability to conduct business.  This, in turn, would impact our revenue and profitability.  To date, we have never had any of our operating permits revoked, suspended or non-renewed involuntarily, although it is possible that could occur in the future.

Changes in environmental regulations or entry into related businesses may require us to make significant capital expenditures.

Changes in environmental regulations or our entry into new businesses can require us to make significant capital expenditures.  Periodically the government revises rules and regulations regarding the handling and disposal of hazardous waste that requires us and other companies in the environmental services industry to invest in new equipment, training or other areas in order to remain in compliance.  Additionally, because we intend to expand our business through the acquisition of complementary businesses, we anticipate the need raised additional capital to support such acquisitions.  Future environmental regulations and acquisitions could cause us to make significant additional capital expenditures and adversely affect our results of operations and cash flow.

If our internal growth objectives prove to be inaccurate, our results of operations could be adversely affected.

While we believe that increasing environmental regulations and our growing product and services portfolio provide us with ample growth opportunities, it is possible that we will not be able to achieve our internal growth objectives due to potentialities such as a lack of growth capital, intense competition, regulatory issues, loss of permits and licenses, and other factors.  Likewise, while we also intend to grow through acquisition, it is possible that we will be unable to grow this way due to lack of adequate financing, lack of viable acquisition candidates, competition for such acquisitions and other factors.  To the extent that our growth objectives prove to be significantly different than actual results, our results of operations could be adversely affected.

Disruptions from terrorist activities or military actions may have an adverse effect on our business.

The continued threat of terrorism within the U.S. and acts of war may cause significant disruption to commerce throughout the world.  Our business and results of operations could be materially and adversely affected to the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending, or our inability to effectively market, manufacture or ship our products. We are unable to predict whether war and the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations, financial condition or cash flows.

We are subject to certain rules and regulations of federal, state and financial market exchange entities, the compliance with which requires substantial amounts of management time and company resources.  Any material weaknesses in our financial reporting or internal controls could adversely affect our business and the price of our common stock.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded.  These entities, including the SEC and other regulatory entities, have recently issued new requirements and regulations and are currently developing additional regulations and requirements in response to recent laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002.  Our compliance with certain of these rules is likely to require the commitment of significant managerial resources.  We continue to review our material internal control systems, processes and procedures for compliance.  Such a review may result in the identification of material weaknesses in our internal controls.  Disclosures of material weaknesses in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the price of our stock.  Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud.  If we have material weaknesses in our internal control over financial reporting it may negatively impact our business, results of operations and reputation.

We do business in a highly competitive industry and compete with companies that have substantially more resources that we do.

The industrial services industry is highly competitive.  Several of the companies with which we compete are larger, offer more services and products, have better access to growth capital, have larger sales and marketing departments and larger workforces and other advantages that may make it difficult for us to win new business when in competition with them.

Our stock is considered a "penny stock," and is therefore considered risky.

OTC Bulletin Board and Pink Sheet stocks, and especially those being offered for less than $5.00 per share, are often known as "penny stocks" and are subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stocks. These disclosures require you to acknowledge you understand the risk associated with buying penny stocks and that you can absorb the entire loss of your investment. Penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is often times volatile and you may not be able to buy or sell the stock when you want. With certain exceptions, brokers selling our stock must adhere to regulations, which include the following:

•	Brokers must provide you with a risk disclosure document relating to the penny stock market.
•	Brokers must disclose price quotations and other information relating to the penny stock market.
•	Brokers must disclose any compensation they receive from the sale of our stock.
•	Brokers must provide a disclosure of any compensation paid to any associated persons in connection with transactions relating to our stock.
•	Brokers must provide you with quarterly account statements.
•	Brokers may not sell any of our stock that is held in escrow or trust accounts.
•	Prior to selling our stock, brokers must approve your account for buying and selling penny stocks.
•	Brokers must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These additional sales practices and disclosure requirements could impede the sale of our securities.  In addition, the liquidity for our securities may be adversely affected, with related adverse effects on the price of our securities.

We have not paid and do not expect in the foreseeable future to pay dividends on our common stock.

We have not paid and do not anticipate paying for the foreseeable future any dividends on our common stock.  We intend to reinvest future earnings, if any, into the operation and expansion of our business and payment of our outstanding debt.

Certain directors and officers own substantial amounts of our common stock and, as a group, will have the ability to exercise substantial influence over matters submitted to our stockholders for approval.

As of December 31, 2012, Michael J. Cardillo, founder, director and president of our REGS, LLC subsidiary, and J John Combs III, president, CEO and director of SEER, beneficially held approximately 33.4% of our outstanding common stock.  As a result, our directors and officers may be able to exercise substantial influence over matters submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control even if such a change of control would benefit our other stockholders.  The significant concentration of stock ownership might cause the trading price of our common stock to decline if investors were to perceive that conflicts of interest may exist or arise over any such potential transactions.  Potential future sales of common stock by our directors and executive officers, and our other principal stockholders, may cause our stock price to fall.

General risk statement.

Based on all of the foregoing, we believe it is possible for future revenue, expenses and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, we believe that it is possible that in any given quarter or fiscal year our operating results could differ from the expectations of public market analysts or investors. In such event or in the event that adverse conditions prevail, or are perceived to prevail, with respect to our business or generally, the market price of our common stock would likely decline.

ITEM 2.  FINANCIAL INFORMATION

Selected Financial Data

The selected financial data set forth below for each of the years in the two-year period ended December 31, 2012 and 2011 has been derived from our consolidated financial statements. The following selected financial data should be read in conjunction with “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the notes thereto and other financial information included elsewhere in this Report on Form 10.

	Three Months Ended March 31,		Years Ended December 31,
	2013	2012	2012	2011
Consolidated Statements of Operations Data:
Revenues	$2,568,800	$1,102,800	$6,841,400	$6,568,100
Operating loss	(216,600)	(343,000)	(1,621,300)	(1,250,300)
Net loss	(239,900)	(416,500)	(1,689,100)	(1,569,900)
Non controlling interest	(68,400)	—	(199,700)	—
Net loss attributable to SEER common stockholders	$(171,500)	$(416,500)	$(1,489,400)	$(1,569,900)

Net loss per share, basic and diluted	$(.004)	$(.015)	$(.05)	$(.06)
Weighted average shares outstanding – basic and diluted	41,281,000	27,498,100	32,963,000	26,056,100

	As of March 31,	As of December 31,
	2013	2012	2011
Consolidated Balance Sheet Data:
Total assets	$3,251,000	$2,799,700	$2,111,400
Total debt	$4,213,900	$4,022,400	$4,153,400
Total stockholder’s deficit	$(962,900)	$(1,222,700)	$(2,042,000)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist in understanding our business and the results of our operations. It should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this report. Certain statements made in our discussion may be forward looking. Forward-looking statements involve risks and uncertainties and a number of factors could cause actual results or outcomes to differ materially from our expectations. See “Cautionary Statements” at the beginning of this report on Form 10 for additional discussion of some of these risks and uncertainties. Unless the context requires otherwise, when we refer to “we,” “us” and “our,” we are describing SEER and its consolidated subsidiaries on a consolidated basis.

Overview

SEER was formed as a publicly traded company in early 2008 through a reverse merger.  SEER is dedicated to assembling complementary service and product businesses that provide safe, innovative, cost effective, and profitable solutions in the oil & gas, environmental, waste management and renewable energy industries.  SEER currently operates four companies with three offices in the western and mid-western U.S.  These companies have licensed and owned technologies with field use installations throughout the U.S.

The Company’s domestic strategy is to grow internally through SEER’s existing customer base and subsidiaries that have well established revenue streams and, simultaneously, establish long-term alliances with and/or acquire complementary domestic businesses in rapidly growing markets for environmental, water treatment and oil & gas services.  At the same time, SEER intends to increase sales of new and patent-pending technologies into the fast growing markets of vapor/emission capture and control, renewable “green gas” capture and sale, CNG fuel generation, as well as medical and pharmaceutical waste destruction.  Many of SEER’s current operating companies share customer bases and each provides truly synergistic services and products.

Financial Condition

At March 31, 2013 we had negative working capital of $1.25 million compared to negative working capital of $1.4 million at December 31, 2012.  At December 31, 2012, we had approximately $1.4 million in negative working capital, which represents a decrease (an improvement) of approximately $1 million from negative working capital at December 31, 2011 of $2.1 million. The decreases in negative working capital are primarily the result of the use of proceeds from equity financing to reduce payables and finance the loss from operations.

As shown in the accompanying consolidated financial statements, the Company has experienced recurring losses, and has accumulated a deficit of approximately $11.77 million as of March 31, 2013, $11.6 million as of December 31, 2012 and for the years ended December 31, 2012, and 2011, we incurred net losses of approximately $1.7 million and $1.57 million, respectively. For the three months ended March 31, 2013 we incurred a loss of $239,900.  AS of March 31, 2013, our current liabilities exceed our current assets by $1.25 million. As of December 31, 2012 and 2011, our current liabilities exceeded our current assets by $1.4 million and $2.4 million, respectively, and our total liabilities exceeded our total assets by $1.2 million and $2 million, respectively.

Realization of a major portion of our assets as of March 31, 2013 and December 31, 2012, is dependent upon our continued operations.  Accordingly, we have undertaken a number of specific steps to continue to operate as a going concern.  During the quarter ended March 31, 2013 we raised approximately $494,000 from the sale of common stock.  In 2012, we raised approximately $1.3 million through the sale of common stock and converted approximately $.7 million in debt to equity. In addition, we have focused on developing organic growth in our operating companies and improving gross and net margins through increased attention to pricing, aggressive cost management and overhead reductions.  We made additions to our senior management team to support these initiatives, and focused on streamlining our business model to improve profitability.  We also increased our business development efforts in MV to address opportunities identified in expanding markets attributable to increased interest in energy conservation and emission control regulations. For the period January 1, 2013 through April 26, 2013, we raised approximately $516,000 in equity financing through the sale of common stock and management plans to raise additional equity financing through the sale of common stock. There can be no assurance that the Company will achieve the desired result of net income and positive cash flow from operations in future years. Management believes that current working capital and proceeds from the sale of common stock in 2013 will be sufficient to allow the Company to maintain its operations through December 31, 2013 and into the foreseeable future.

Results of Operations

Results of Operations for the year ended December 31, 2012 compared to the Year Ended December 31, 2011

Total revenues were $6.9 million and $6.6 million for the years ended December 31, 2012 and 2011, respectively. The increase of approximately $300,000 or 4.5% in revenues comparing the year ended December 31, 2012 to the year ended December 31, 2011 is primarily attributable to the increase in revenues from our industrial cleaning segment.

Operating costs, which include cost of products, cost of services and selling, general and administrative (SG&A) expenses, was $8.5 million for the year ended December 31, 2012 compared to $7.8 million for the year ended December 31, 2011.  The increase from 2011 to 2012 was primarily attributable to SG&A expense which increased from approximately $3.4 million to approximately $4.1 million.  Stock issued for services, a component of SG&A, increased from $96,000 in 2011 to $512,000 in 2012. In addition, salaries and wages, the single largest component of SG&A, increased from $1.1 million in 2011 to $1.2 million in 2012.  Research and development was $412,000 in 2012 compared to $2,000 in 2011.

Other expense was $67,800 in 2012 and $338,600 in 2011. Other expense in 2011 was primarily comprised of interest expense of $188,000, penalties and fees of $105,000 and loss on disposition of equipment of $63,000.  In 2012, other expense was primarily comprised of interest expense of $304,000, penalties and fees of $26,000, offset by a gain on debt conversion of $306,000.

There is no provision for income taxes for both the year ended December 31, 2012 and 2011, due to our net losses for both periods.

Net loss for the year ended December 31, 2012 was $1.69 million compared to a net loss of $1.57 million for the year ended December 31, 2011.  The net loss attributable to SEER after deducting $199,600 for the non-controlling interest was $1.49 million for 2012 as compared to $1.57 million for 2011.  There was no non-controlling interest in 2011.  Despite the $273,000 increase in revenues over 2011, that increased revenue was offset by SG&A costs.

Changes in Cash Flow

Operating Activities

Net cash used by operating activities during the year ended December 31, 2012 was $1.45 million compared to $75,000 net cash used by operating activities during the year ended December 31, 2011.  Cash used by operating activities is driven by our net loss and adjusted by non-cash items. Non-cash adjustments primarily include depreciation, amortization of intangible assets and stock based compensation expense. Additionally, the timing of cash receipts and cash disbursements affects our operating assets and cash balances.

Investing activities

Net cash used in investing activities is primarily attributable to capital expenditures.  Our capital expenditures were $77,000 and $101,000 for the years ended December 31, 2012 and 2011, respectively.

Financing Activities

Net cash provided by financing activities was $1.5 million for 2012 compared to $176,000 for 2011.  The significant increase in 2012 was attributable to proceeds from the sale of common stock of $1.3 million, proceeds from debt financing of $575,000 offset by $309,000 in payments on notes payable and capital lease obligations, $69,000 in payments on related party notes payable in 2012 compared to 2011 proceeds from the sale of common stock of $199,000, proceeds from notes payable of $105,000, proceeds of $61,000 from related party notes payable, offset by $173,000 in payments on notes payable and capital lease obligations and $16,000 in payments on related party notes payable.

Results of Operations for the Three Months ended March 31, 2013 compared to the Three Months Ended March 31, 2012

Total revenues were $2.57 million and $1.10 million for the three months ended March 31, 2013 and 2012, respectively. The increase of approximately $1.47 million or 134% in revenues comparing the quarter ended March 31, 2013 to the quarter ended March 31, 2012 is primarily attributable to the increase in revenues from our industrial cleaning and environmental solutions segments.

Operating costs, which include cost of products, cost of services and selling, general and administrative (SG&A) expenses, was $2.78 million for the quarter ended march 31, 2013 compared to $1.45 million for the quarter ended March 31, 2012.  The increase from the quarter ended March 31, 2012 to 2013 was primarily attributable the 134% increase in revenues which resulted in an increase of $875,000, or 119%, in product and service costs.  In addition SG&A expense increased from approximately $465,000 to approximately $1,175,000. PWS was a newly formed entity and SG&A costs were $149,000, which includes $93,000 in research and development, for the quarter ended March 31, 2013 compared to $0 for the quarter ended March 31, 2012.  In addition, salaries and wages, the single largest component of SG&A, increased from $289,000 in Q1 2012 to $400,000 in Q1 2013.

Other expense, net was $23,300 for the quarter ended March 31, 2013 compared to $73,500 for the quarter ended March 31, 2012. Other expense is primarily comprised of interest expense.  The primary reason for the decrease in interest expense is the reduction in interest bearing debt by approximately $700,000.

There is no provision for income taxes for both the quarter ended March 31, 2013 and 2012, due to our net losses for both periods.

Net loss for the quarter ended March 31, 2013 was $239,900 compared to a net loss of $416,500 for the quarter ended March 31, 2012.  The net loss attributable to SEER after deducting $68,400 for the non-controlling interest was $171,500 for the quarter ended March 31, 2013 as compared to $416,500 for the quarter ended March 31, 2012.

Changes in Cash Flow

Operating Activities

Net cash used by operating activities for the quarter ended March 31, 2013 was $201,700 compared to net cash used by operating activities for the quarter ended March 31, 2012 of $280,500.  The reduction in the net cash used in operating activities is the result of our decrease in our net loss. Cash used by operating activities is driven by our net loss and adjusted by non-cash items. Non-cash adjustments primarily include depreciation, amortization of intangible assets and stock based compensation expense. Additionally, the timing of cash receipts and cash disbursements affects our operating assets and cash balances.

Investing activities

Net cash used in investing activities is primarily attributable to capital expenditures.  Our capital expenditures were $191,800 and $22,600 for the quarter ended March 31, 2013 and 2012, respectively.

Financing Activities

Net cash provided by financing activities was $453,300 for the quarter ended March 31, 2013 compared to $270,000 for quarter ended March 31, 2012.  The increase is mainly attributable to an increase in proceeds from the sale of common stock for the quarter ended March 31, 2013 compared to the quarter ended march 31, 2012.

Critical Accounting Policies, Judgments and Estimates

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make a number of estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Significant items subject to such estimates and assumptions include the carrying amount of intangible assets; valuation allowances and reserves for receivables, inventory and deferred income taxes; revenue recognition related to contracts accounted for under the percentage of completion method; share-based compensation; and loss contingencies, including those related to litigation.  Actual results could differ from those estimates.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are recorded at the invoiced amounts less an allowance for doubtful accounts and do not bear interest.  The allowance for doubtful accounts is based on our estimate of the amount of probable credit losses in our accounts receivable.  We determine the allowance for doubtful accounts based upon an aging of accounts receivable, historical experience and management judgment.  Accounts receivable balances are reviewed individually for collectability, and balances are charged off against the allowance when we determine that the potential for recovery is remote. An allowance for doubtful accounts of approximately $92,000 and $300,000 has been reserved as of December 31, 2012 and 2011, respectively.

We are exposed to credit risk in the normal course of business, primarily related to accounts receivable.  Our customers operate primarily in the oil production and refining, rail transport, biogas generating and wastewater treatment industries in the United States.  Accordingly, we are affected by the economic conditions in these industries as well as general economic conditions in the United States.  To limit credit risk, management periodically reviews and evaluates the financial condition of its customers and maintains an allowance for doubtful accounts.  As of December 31, 2012, we do not believe that we have significant credit risk.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value due to their short-term maturities.  We believe that the carrying value of notes payable with third parties, including their current portion, approximate their fair value, as those instruments carry market interest rates based on our current financial condition and liquidity.  We believe the amounts due to related parties also approximate their fair value, as their carried interest rates are consistent with those of our notes payable with third parties.

Long-lived Assets

We evaluate the carrying value of long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.  An asset is considered to be impaired when the anticipated undiscounted future cash flows of an asset group are estimated to be less than its carrying value.  The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value.  Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows.  No impairment was determined as of December 31, 2012 and 2011.

Revenue Recognition

We recognize revenue related to contract projects and services when all of the following criteria are met:  (i) persuasive evidence of an agreement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.  Our revenue is primarily comprised of services related to industrial cleaning and railcar cleaning, which we recognize as services are rendered.

Product revenue generated from projects, which include the manufacturing of products, for removal and treatment of hazardous vapor and gasses is accounted for under the percentage-of-completion method for projects with durations in excess of three months and the completed-contract method for all other projects.  Total estimated revenue includes all of the following:  (1) the basic contract price (2) contract options (3) change orders (4) claims and (5) contract provisions for penalties and incentive payments, including award fees and performance incentives.

Under the percentage-of-completion method, we recognize revenue primarily based on the ratio of costs incurred to date to total estimated contract costs.  Performance incentives are included in our estimates of revenue using the percentage-of-completion method when their realization is reasonably assured.  Cancellation fees are included in our estimates of revenue using the percentage-of-completion method when the cancellation notice is received from the client.

Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are identified.  The cumulative effect of changes to estimated contract profit and loss, including those arising from contract penalty provisions such as liquidated damages, final contract settlements, warranty claims and reviews of our costs performed by clients, are recognized in the period in which the revisions are identified.  To the extent that these adjustments result in a reduction or elimination of previously reported profits, we report such a change by recognizing a charge against current earnings.

For contracts accounted for under the percentage-of-completion method, we include in current assets and current liabilities amounts related to construction contracts realizable and payable.  Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract costs and profits recognized to date over billings to date, and are recognized as a current asset.  Billings in excess of costs and estimated earnings on uncompleted contracts represents the excess of billings to date over the amount of contract costs and profits recognized to date, and are recognized as a current liability.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant, and recognize compensation over the service period that they are expected to vest.  We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model.  The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods.  The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised.

Recently issued accounting pronouncements

Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the Financial Accounting Standards Board (FASB) in the form of accounting standards updates (ASU’s) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all new or revised ASU’s.

In December 2011, the FASB issued an amendment to the accounting guidance for disclosure of offsetting assets and liabilities and related arrangements. The amendment expands the disclosure requirements in that entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendment is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and shall be applied retrospectively. We do not expect the adoption of this accounting pronouncement to have a material impact on our financial statements when implemented.

In July 2012, the FASB issued guidance which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the new guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not impaired, the entity would not need to calculate the fair value of the asset. The guidance is effective for the Company for our annual impairment test for fiscal 2014. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In October 2012, the FASB issued Accounting Standards Update (ASU) 2012-04, “Technical Corrections and Improvements” in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” (“ASU 2013-02”). ASU 2013-02 adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 intends to help the Company improve the transparency of changes in other comprehensive income (“OCI”) and items reclassified out of AOCI in the Company’s financial statements. ASU 2013-02 does not amend any existing requirements for reporting net income or OCI in the Company’s financial statements. ASU 2013-02 is effective for annual and interim reporting periods beginning after December 15, 2012. Adoption of this guidance did not have a significant impact on the determination or reporting of the Company’s financial results.

In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” (“ASU 2013-05”). The objective of ASU 2013-05 is to clarify the applicable guidance for the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective for annual and interim reporting periods beginning after December 15, 2013 with early adoption permitted. The Company is currently evaluating the impact that the adoption will have on the determination or reporting of its financial results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, consolidated results of operations, or consolidated cash flows due to adverse changes in financial and commodity market prices and rates. As of December 31, 2012 we do not believe we are exposed to significant market risks due to changes in U.S. interest rates or foreign currency exchange rates as measured against the U.S. dollar.

ITEM 3.  PROPERTIES

			Building(s)
Location	Owned/Leased	Function	Sq. Footage	Total Acreage

Commerce City, CO	Leased	Headquarters, operations	10,000	1.5
Denver, CO	Leased	TC2 Rail car cleaning	1,200	1.5
Golden, CO	Leased	MV operations	2,000	n/a
El Dorado, KS	Leased	TC2 Rail car Cleaning	2,200	5.0

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Strategic Environmental & Energy Resources’ common stock as of March 31, 2013, by (i) each person known to beneficially own more than 5% of the common stock of the Company, (ii) each of the Company’s executive officers, (iii) each member of the Board of Directors of the Company and (iv) all of the executive officers and Board members as a group.

Beneficial Owners	Ownership	Address
Michael Cardillo	17.28%	7801 Brighton Road, Commerce City, CO 80022
Joseph John Combs	16.24%	7801 Brighton Road, Commerce City, CO 80022
Clyde Berg	7.53%	7801 Brighton Road, Commerce City, CO 80022
Ahmed Al Neama	5.97%	7801 Brighton Road, Commerce City, CO 80022
Nigel Hunter	5.94%	7801 Brighton Road, Commerce City, CO 80022
Chris Dieterich	0.26%	7801 Brighton Road, Commerce City, CO 80022
John Jenkins	0.06%	7801 Brighton Road, Commerce City, CO 80022

The above table is based on 40,349,434 shares issued and outstanding as of December 31, 2012.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information concerning the individuals that are currently serving as executive officers and/or members of the board of directors of Strategic Environmental & Energy Resources, Inc.

Joseph John Combs III, Esq, 55, CEO, Chairman, and President.  Mr. Combs, a SEER Founder, is currently Chairman of the Board of Directors, and CEO.  He also serves as General Counsel.  Mr. Combs has been Vice President of REGS since 2004, was the founder and President of Tactical Cleaning in 2005, and remains its President.  Before joining the Company he owned and operated the law firm of Combs & Associates from 1989 to 2003.  Prior to that he was an associate in the law firm of Berman & Blanchard in Los Angeles from 1987 to 1989, and an associate in the law firm of Parker, Milliken, Clark, O’hara & Samuelian, in Los Angeles from 1983 to 1987.   His experience in private practice has included corporate maintenance, international finance, and business litigation.  Over the last 30 years he has served as an officer and director of various sized corporations, both public and private, and is currently a Director and Officer of Armada Water Assets, Inc.  He received his B.A. from the University of Colorado, with honors, and a Juris Doctorate from Duke University School of Law in 1983.  As of this date, he receives an Annual Salary of $165,000, effective January 1, 2013.  He holds 6,456,315 shares of common stock.

John Jenkins, 62, Executive Vice President and Director of SEER and President of MV LLC.  Since January 2011 he has served and continues to serve as a member of the Company’s Board of Directors as well as Company’s Executive Vice President, and President of MV LLC, one of the Companys’ wholly owned operating entities.  For the five years immediately prior to his engagement by the Company, he served as a consultant to a number of small technology companies, providing support for operating and strategy development as well as corporate governance.  John obtained his B.S. in Mechanical Engineering from the University of Washington in 1973 and a Juris Doctorate from the University of Denver in 1977.  His current compensation includes an Annual Salary of $100,000, effective January 1, 2013, and participation in an incentive compensation program.  He does not own any shares of the Company.

Christopher H. Dieterich, 65, Secretary and Director.   Chris is the founder and managing partner of Dieterich & Associates, a litigation and commercial law firm based in Los Angeles, California, providing legal services to entrepreneurial and emerging technology companies during the past 33 years.  His firm specializes in venture capital and private equity financings, as well as in SEC compliance issues for public companies.  He obtained his undergraduate engineering degree from Virginia Tech, graduate engineering degree from UC Berkeley (1970) and graduated from the joint Law and Economics program at UCLA in 1979, after serving six years in the US Air Force as a flight instructor in advanced jets.  He has been an officer and director of the Company since 2008, currently working on expanding the reach of the Paragon CoronaLux systems.  He receives no salary from the Company and, as of March 31, 2013, owned 100,000 shares of the Company’s common stock.

Monty Lamirato, 57, Acting Chief Financial Officer Mr. Lamirato has been our Acting Chief Financial Officer since joining the Company as a consultant on March 1, 2013. Prior to joining the Company, Mr. Lamirato has been a consulting Chief Financial Officer from April 2009 and served as Chief Financial Officer of ARC Group Worldwide, Inc., a provider of wireless network components, from August 2001 to March 2009, as the VP Finance for GS2.Net, Inc, an application service provider, from November 2000 to May 2001, and from June 1999 to October 2000 he served as VP Finance for an e-commerce retailer. Mr. Lamirato has been a certified public accountant in the State of Colorado since 1978. Mr. Lamirato does not own any shares of common stock of the Company.

By the end of 2013, the Company intends to increase the size of the Board and add independent directors.

None of the foregoing individuals listed above has, in the past five years, been the subject of:

(a)	A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

(b)
The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

(c)
A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

(d)
The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

ITEM 6.  EXECUTIVE COMPENSATION

The above section sets forth information concerning total compensation earned or paid to officers of the Company for services rendered during the fiscal year ended on that date.

Name and Title	Fiscal Year	Base Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation

J. John Combs III	2012	$125,000	—	—	$13,500	—	—	—	$138,500
President/CEO	2011	$125,000	—	—	—	—	—	—	$125,000

Chris Dieterich	2012	—	—	—	—	—	—	—	—
Secretary, Director	2011	—	—	—	—	—	—	—	—

John Jenkins	2012	$72,000	—	—	$10,800	—	—	—	$82,800
Executive Vice President, Director	2011	$72,000	—	—	—	—	—	—	$72,000

Fortunato Villamagna	2012	$150,000	—	—	—	—	—	—	$150,000
President, Paragon Waste Systems	2011	—	—	—	—	—	—	—	—

Mike Cardillo	2012	$125,000	—	—	$13,500	—	—	—	$138,500
President, REGS LLC	2011	$125,000	—	—	—	—	—	—	$125,000

Grants of Plan-Based Awards

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Award	Grant Date Fair Value of Awards
J John Combs III,	3/31/10	—	92,250	$1.00	$52,600
CEO, President	1/1/2012	—	300,000	$.50	$13,500
John Jenkins, Executive VP, Director	1/1/2012	—	240,000	$.50	$10,800
Chris Dieterich, Secretary, Director	—	—	—	—	—
Fortunato Villamagna, President PWS	—	—	—	—	—
Mike Cardillo, President REGS	3/31/2010	—	92,250	$1.00	$52,600
	1/1/2012	—	300,000	$.50	$13,500

The Company has not adopted a qualified incentive plan. No options were exercised by the executive officers during the years ended December 31, 2012 and 2011.

Outstanding Equity Awards at Fiscal Year-End December 31, 2012

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(c)	Option Expiration Date
J John Combs III, CEO, President	227,250	(b)	165,000	(b)	$.64	12/31/15
John Jenkins, Executive VP, Director	108,000	(a)	132,000	(a)	$.50	12/31/15
Chris Dieterich, Secretary, Director	—		—		—	—
Fortunato Villamagna, President PWS	—		—		—	—
Mike Cardillo, President REGS	227,250	(b)	165,000	(b)	$.64	12/31/15

(a)
These options were issued on January 1, 2012 and 15% vest on January 1, 2012, 15% vest on June 30, 2012, 15% vest on December 31, 2012, 15 % vest on June 30, 2013, 15% vest on December 31, 2013, 15% vest on June 30, 2014 and 10% vest on December 31, 2014.

(b)
276,500 options were issued on March 31, 2010 but retroactive to January 1, 2009, of which 92,250 are exercisable until December 31, 2013.   300,000 options were issued on January 1, 2012 and 15% vest on January 1, 2012, 15% vest on June 30, 2012, 15% vest on December 31, 2012, 15 % vest on June 30, 2013, 15% vest on December 31, 2013, 15% vest on June 30, 2014 and 10% vest on December 31, 2014.

(c)	Represents weighted average exercise price.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

For general securities representation, the companies utilize the services of Dieterich & Associates.  In 2012, total fees paid to that firm were approximately $8,795.00.  Fees paid are reviewed by the other directors and compared against law firms offering similar securities expertise on an annual basis.

Director Independence

As of this filing, none of the directors is considered independent.  In 2013, the company intends to identify and elect two or more independent directors.

Board Meetings and committees; annual meeting attendance

There were two board meetings held in 2012, both of which were fully attended by the three directors.

There is no Nominating Committee for directors, which the Company considers reasonable, as there is no direct compensation to directors who are not also officers, and there is no liability insurance available for errors and omissions, should they occur.  Therefore, the Company has found it extremely difficult to attract independent directors.

Audit Committee

In 2013, the Company intends to form an audit committee to oversee all matters related to the Company’s financial activities and reporting requirements.

Audit Committee Financial Expert

None

Compensation Committee

In 2013, the Company intends to form a compensation committee to oversee all matters related to the Company’s compensation plans and packages.

Promoters and Certain Control Persons

During the Private Placement of 2011, the Company issued 320,000 shares to Corporate Capital Group, as brokerage fees, and an additional 320,000 warrants having a three-year exercise period and a strike price of $0.50 per share.  This compensation was valued at $15,000.

ITEM 8.  LEGAL PROCEEDINGS

We are and may be involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved actions, we do not believe, based on current knowledge, that any legal proceeding or claim is likely to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information for Common Stock

Since January 22, 2008, our common stock has been listed on the Pink Sheets under the symbol “SENR.”  The following table sets forth the range of high and low bid prices since the debut of public trading in our shares. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

	For the Years Ended December 31,
	2011		2012
	High	Low	High	Low
First Quarter	$1.15	$.90	$.90	$.40
Second Quarter	$.90	$.06	$.58	$.40
Third Quarter	$.90	$.15	$.52	$.10
Fourth Quarter	$.90	$.15	$.45	$.34

Stockholders

As of December 31, 2012, there were approximately 108 shareholders holding 40,349,434 common shares issued and outstanding.  There are no preferred shares issued or outstanding.

Dividends

We have not declared or paid a cash dividend on our common stock.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and, therefore, do not anticipate paying cash dividends in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

2011

During 2011 the Company issued 920,000 shares of common stock in connection with the sale of common stock.

In 2011, the Company issued 240,700 shares of common stock upon conversion of a note payable into common stock.

In 2011, the Company issued 460,000 shares of common stock for services.

In 2011, the Company issued 1,000,000 shares of common stock for the purchase of an asset.

In 2011, the Company issued 100,000 in connection with the extension of a non-binding agreement.

In 2011, the Company granted 132,000 options to purchase common stock at an exercise price of $1.00 per share.  The options vest over three years.

2012

During 2012 the Company issued 6,225,000 shares of common stock in connection with the sale of common stock.

In 2012, the Company issued 350,000 share of common stock in connection with the sale of convertible debt. Pursuant to the terms of the convertible debt, 1,790,500 shares of common stock were issued upon conversion of principal and unpaid interest into common stock.

In 2012, the Company issued 900,000 shares of common stock upon conversion of a note payable into common stock.

In 2012, the Company issued 3,100,000 shares of common stock for services.

In 2012, the Company issued 500,000 shares of common stock in connection with a common stock subscription.

In 2012, the Company granted 1,800,000 options to purchase common stock to officers and employees at an exercise price of $.50 per share. These options vest over the period January 1, 2012 to December 31, 2014.

The issuance of these shares of our common stock described above was pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and related state private offering exemptions. All of the investors were Accredited Investors as defined in the Securities Act who took their shares for investments purposes without a view to distribution and had access to information concerning the company and its business prospects, as required by the Securities Act.

   In addition, there was no general solicitation or advertising for the purchase of these shares. All certificates for these shares issued pursuant to Section 4(2) contain a restrictive legend. Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

ITEM 11.  DESCRIPTION OF REGSTRANT’S SECURITIES TO BE REGISTERED

Common Shares

The Company’s authorized capital stock consists of 70,000,000 shares of Common Stock with a $.001 par value, and 5,000,000 shares of Preferred Stock.  As of the date of this Report on Form 10, the Company has approximately 40,349,434   shares of its Common Stock outstanding. No Preferred Stock has been issued.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of our Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been our Director(s) or Officer(s), or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Exhibit 99.1 Financial Statements.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

a) Financial Statements

The following financial statements are included as Exhibit 99.1 and are hereby incorporated by reference:

Audited Financial Statements

Interim Unaudited Condensed Consolidated Financial Statements

(b) Exhibits

The following documents are filed as exhibits to this Registration Statement:

3.1	Articles of Incorporation, dated February 13, 2002
3.2	Amendment to the Articles of Incorporation, dated December 19, 2007, changing the name and effecting a reverse
3.3	ByLaws of the corporation, effective February 13, 2002
4.1	$225,000 Convertible Note of the Corporation, issued February 14, 2012
4.2	Form of Warrant, having a 3-year life with $0.50 exercise price
4.3	Form of Warrant, having a 5-year life with $0.50 exercise price
10.1	Agreement for acquisition of MV, dated June 13, 2008
10.2	Agreement for acquisition of intellectual property from Black Stone Management Services, LLC, dated August 10, 2011
10.3	Agreement for Merger with Satellite Organizing Solutions, Inc.
14.1	Code of Ethics
21.1	Subsidiaries of Registrant
31.1	Certification of Principal Executive Officer
31.2	Certification of Principal Financial Officer
32.1	Certification of Principal Executive Officer (Section 1350)
32.2	Certification of Principal Financial Officer (Section 1350)
99.1	Financial Statements

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 21, 2013	STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

	By	/s/ J. John Combs
J. John Combs Chief Executive Officer with Responsibility to sign on behalf of Registrant as a Duly authorized officer and principal executive officer

	By	/s/ Monty Lamirato
Monty Lamirato
Acting Chief Financial Officer with
responsibility to sign on behalf of Registrant as a
duly authorized officer and principal financial officer